UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 7, 2024

(Commission File No. 1-15024)

____________________

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com https://twitter.com/novartisnews

MEDIA & INVESTOR RELEASE

Novartis receives FDA accelerated approval for Fabhalta® (iptacopan), the first and only complement inhibitor for the reduction of proteinuria in primary IgA nephropathy (IgAN)

Ad hoc announcement pursuant to Art. 53 LR

•	Fabhalta achieved a 44% proteinuria reduction from baseline in Phase III APPLAUSE-IgAN interim analysis, compared with 9% in placebo arm, demonstrating a clinically meaningful reduction of 38% vs. placebo (p<0.0001)[1]
•	Fabhalta is an inhibitor of the alternative complement pathway, activation of which is thought to contribute to the pathogenesis of IgAN1-4
•	Despite current standard of care, up to 50% of IgAN patients with persistent proteinuria progress to kidney failure within 10 to 20 years of diagnosis5-11
•	This marks the first approval from Novartis’ renal pipeline, which also includes atrasentan and zigakibart

Basel, August 8, 2024 – Novartis today announced that the U.S. Food and Drug Administration (FDA) has granted accelerated approval for Fabhalta® (iptacopan), a first-in-class complement inhibitor for the reduction of proteinuria in adults with primary immunoglobulin A nephropathy (IgAN) at risk of rapid disease progression. This is generally defined as a urine protein-to-creatinine ratio (UPCR) ≥1.5 g/g1. Fabhalta specifically targets the alternative complement pathway of the immune system. When overly activated in the kidneys, the complement system is thought to contribute to the pathogenesis of IgAN1-4.

This indication is granted under accelerated approval based on the pre-specified interim analysis of the Phase III APPLAUSE-IgAN study measuring reduction in proteinuria at 9 months compared to placebo. It has not been established whether Fabhalta slows kidney function decline in patients with IgAN. The continued approval of Fabhalta may be contingent upon verification and description of clinical benefit from the ongoing Phase III APPLAUSE-IgAN study, evaluating whether Fabhalta slows disease progression as measured by estimated glomerular filtration rate (eGFR) decline over 24 months1. The eGFR data are expected at study completion in 2025 and are intended to support traditional FDA approval.

“The heterogeneous and progressive nature of IgA nephropathy has made it challenging to effectively treat this disease. Thankfully, the treatment landscape is rapidly evolving,” said Professor Dana Rizk, Investigator and APPLAUSE-IgAN Steering Committee Member and professor in the University of Alabama at Birmingham Division of Nephrology. “Mounting clinical evidence underscores the pivotal role of complement activation in IgA nephropathy. I am thrilled that this advancement is now available to help enable a targeted treatment approach for IgAN patients.”

IgAN is a progressive, rare disease in which the immune system attacks the kidneys, often causing glomerular inflammation and proteinuria12. Approximately 25 people per million worldwide are newly diagnosed with IgAN each year13. Each person’s disease journey is unique as IgAN progresses differently and treatment responses vary as well12,14.

Despite current standard of care, up to 50% of IgAN patients with persistent proteinuria progress to kidney failure within 10 to 20 years of diagnosis. These patients often require maintenance dialysis and/or kidney transplantation5-11. Effective, targeted therapies with different mechanisms of action can help physicians select the most appropriate treatment for patients12,14.

Data supporting approval
The ongoing Phase III APPLAUSE-IgAN study is evaluating the efficacy and safety of twice-daily oral Fabhalta (200 mg) versus placebo in adult IgAN patients on a stable dose of maximally-tolerated renin-angiotensin system (RAS) inhibitor therapy with or without a stable dose of SGLT2i. The primary endpoint for the interim analysis was the percent reduction of proteinuria, a marker of kidney damage, measured by comparing UPCR at 9 months to baseline1,4.

Fabhalta achieved a 44% reduction in proteinuria at 9 months relative to baseline, compared with a 9% reduction in the placebo arm, demonstrating a clinically meaningful and statistically significant 38% reduction vs. placebo (p<0.0001). The treatment effect on UPCR at 9 months was consistent across all subgroups, including age, sex, race and baseline disease characteristics (such as baseline eGFR and proteinuria levels), and the use of SGLT2i1. Fabhalta demonstrated a favorable safety profile, consistent with previously reported data1,13. In patients with IgAN, the most common adverse reactions (≥5%) with Fabhalta were upper respiratory tract infection, lipid disorder, and abdominal pain. Fabhalta may cause serious infections caused by encapsulated bacteria and is available only through a Risk Evaluation and Mitigation Strategy (REMS) that requires specific vaccinations1.

Expanding commitment in IgAN
“Today’s approval of Fabhalta as a first-in-class medicine for IgA nephropathy is an important milestone in our journey to evolve rare renal disease care by bringing new treatments to people in urgent need of options,” said Victor Bultó, President US, Novartis. “We are deeply committed to those living with rare renal diseases and look forward to continued partnership with this community as we further advance our broad portfolio.”

Novartis is advancing the late-stage development of two additional IgAN therapies with highly differentiated mechanisms of action: atrasentan, an investigational oral endothelin A receptor antagonist that received FDA filing acceptance in Q2 2024, and zigakibart, an investigational subcutaneously administered anti-APRIL monoclonal antibody that is currently in Phase III development.

“As a parent of a son living with the disease for 20 years, I understand firsthand the fear and uncertainty that come with an IgAN diagnosis, and the devastating impact it can have on patients and their families,” said Bonnie Schneider, Director and Co-Founder, IgAN Foundation. “Today’s approval offers new hope for people living with IgA nephropathy as it represents a treatment innovation that provides us with a new way to fight this multifaceted disease.”

About APPLAUSE-IgAN
APPLAUSE-IgAN (NCT04578834) is a Phase III multicenter, randomized, double-blind, placebo-controlled, parallel-group study to evaluate the efficacy and safety of twice-daily oral Fabhalta (200 mg) in 518 adult primary IgAN patients1,15.

The two primary endpoints of the study for the interim and final analysis, respectively, are proteinuria reduction at 9 months as measured by 24 hour UPCR, and the annualized total eGFR slope over 24 months1,4. At the time of final analysis, the following secondary endpoints will also be assessed: proportion of participants reaching UPCR <1 g/g without receiving corticosteroids/immunosuppressants or other newly approved drugs or initiating new background therapy for treatment of IgAN or initiating kidney replacement therapy (KRT), time from randomization to first occurrence of composite kidney failure endpoint event, and change from baseline to 9 months in the fatigue scale as measured by the Functional Assessment Of Chronic Illness Therapy-Fatigue questionnaire15,16.

The main study population included 250 IgAN patients with an eGFR ≥30 mL/min/1.73 m2 and UPCR ≥1 g/g at baseline15,16. In addition, a smaller cohort of patients with severe renal impairment (eGFR 20–30 mL/min/1.73 m2 at baseline) was also enrolled to provide additional information but will not contribute to the main efficacy analyses1.

Novartis in rare kidney diseases
At Novartis, our journey in nephrology began more than 40 years ago when the development and introduction of cyclosporine helped reimagine the field of transplantation and immunosuppression. We continue today with a broad renal R&D portfolio targeting the underlying causes of disease to preserve kidney function. We aim to help transform the lives of people living with kidney diseases enabling them to live longer without the need for dialysis or transplantation.

Discovered at Novartis, Fabhalta (iptacopan) is the first of our renal pipeline to receive FDA approval. Novartis is also studying the investigational agents atrasentan and zigakibart for IgAN.

Beyond IgAN, Fabhalta is in development for a range of additional rare diseases, including C3 glomerulopathy (C3G), atypical hemolytic uremic syndrome (aHUS), immune complex membranoproliferative glomerulonephritis (IC-MPGN) and lupus nephritis (LN). Studies are ongoing to evaluate the safety and efficacy profiles in these investigational indications and support potential regulatory submissions. Fabhalta submissions to the FDA and EMA for the treatment of C3G are planned by year-end.

Disclaimer
This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by words such as “potential,” “can,” “will,” “plan,” “may,” “could,” “would,” “expect,” “anticipate,” “look forward,” “believe,” “committed,” “investigational,” “pipeline,” “launch,” “progress,” “accelerated,” “targets,” “continued,” “contingent,” “progressive,” “evolving,” “enable,” “innovation,” “ongoing,” “evaluating,” “evolve,” “committed,” “advance,” “advancing,” “commitment,” “to developing,” “to provide, “development,” “to address,” or similar terms, or by express or implied discussions regarding potential marketing approvals, new indications or labeling for Fabhalta or the other investigational or approved products described in this press release, or regarding potential future revenues from such product. You should not place undue reliance on these statements. Such forward-looking statements are based on our current beliefs and expectations regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee that Fabhalta or the other investigational or approved products described in this press release will be submitted or approved for sale or for any additional indications or labeling in any market, or at any particular time. Nor can there be any guarantee that such products will be commercially successful in the future. In particular, our expectations regarding such products could be affected by, among other things, the uncertainties inherent in research and development, including clinical trial results and additional analysis of existing clinical data; regulatory actions or delays or government regulation generally; global trends toward health care cost containment, including government, payor and general public pricing and reimbursement pressures and requirements for increased pricing transparency; our ability to obtain or maintain proprietary intellectual property protection; the particular prescribing preferences of physicians and patients; general political, economic and business conditions, including the effects of and efforts to mitigate pandemic diseases; safety, quality, data integrity or manufacturing issues; potential or actual data security and data privacy breaches, or disruptions of our information technology systems, and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis
Novartis is an innovative medicines company. Every day, we work to reimagine medicine to improve and extend people’s lives so that patients, healthcare professionals and societies are empowered in the face of serious disease. Our medicines reach more than 250 million people worldwide.

Reimagine medicine with us: Visit us at https://www.novartis.com and connect with us on LinkedIn, Facebook, X/Twitter and Instagram.

References

1.	FABHALTA prescribing information. East Hanover, NJ: Novartis Pharmaceuticals Corp; August 2024.
2.	Lafayette RA, Kelepouris E. lmmunoglobulin A nephropathy: advances in understanding of pathogenesis and treatment. Am J Nephrol. 2018;47(suppl 1):43-52.
3.	Rizk DV, Maillard N, Julian BA, et al. The emerging role of complement proteins as a target for therapy of IgA nephropathy. Front Immunol. 2019;10:504.
4.	Perkovic V, Kollins D, Renfurm R, et al. Efficacy and Safety of Iptacopan in Patients with IgA Nephropathy: Interim Results from the Phase 3 APPLAUSE-IgAN Study. Presented at the World Congress of Nephrology (WCN); April 15, 2024; Buenos Aires, Argentina.
5.	Xie J et al. PLoS One. 2012;7;e38904.
6.	Rodrigues J, et al. Clin J Am Soc Nephrol. 2017;12(4):677-686.
7.	Pitcher D et al. Clin J Am Soc Nephrol. 2023;18(6):727-738.
8.	Hastings MC et al. Kidney Int Rep. 2018;3(1):99-104.
9.	Sim JJ et al. Poster TH-PO615 presented at: ASN Kidney Week 2023; November 2-5, 2023; Philadelphia, PA.
10.	Bobart SA et al. Nephrol Dial Transplant. 2021;36(5):840-847.
11.	Saha MK et al. Poster TH-PO1016 presented at: ASN Kidney Week 2019; November 5-10, 2019; Washington, DC.
12.	Kidney Disease: Improving Global Outcomes (KDIGO) 2021 Clinical Practice Guideline for the Management of Glomerular Diseases. Kidney Int. 2021;100(4):S1-S276.
13.	Zhang H, Rizk DV, Perkovic V, et al. Results of a Randomized Double-Blind Placebo-Controlled Phase 2 Study Propose Iptacopan as an Alternative Complement Pathway Inhibitor for IgA Nephropathy. Kidney Int. 2024;105(1):189-199.
14.	Boyd JK, Cheung CK, Molyneux K, Feehally J, Barratt J. An Update on the Pathogenesis and Treatment of IgA Nephropathy. Kidney Int. 2012;81(9):833-843.
15.	ClinicalTrials.gov. NCT04578834. A Multi-Center, Randomized, Double-Blind, Placebo-Controlled, Parallel Group, Phase III Study to Evaluate the Efficacy and Safety of LNP023 in Primary IgA Nephropathy Patients. Available from: https://clinicaltrials.gov/ct2/show/NCT04578834. Accessed June 2024.
16.	Rizk DV, Rovin BH, Zhang H, et al. Targeting the Alternative Complement Pathway with Iptacopan to Treat IgA Nephropathy: Design and Rationale of the APPLAUSE-IgAN Study. Kidney Int Rep. 2023;8(5):968-979.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: August 7, 2024	By:	/s/ PAUL PENEPENT
	Name:	Paul Penepent
	Title:	Head Group Financial Reporting and Accounting